(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 Commission File Number 001-15783 NOTIFICATION OF LATE FILING

For Period Ended: May 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

Read the attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CASH TECHNOLOGIES, INC.

Full Name of Registrant

Former Name if Applicable

1434 West 11th Street

Address of Principal Executive Office (Street and Number)

Los Angeles, Ca 90015

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

(Attached extra sheets if needed.)

Cash Technologies, Inc. (the “Company”) is unable to file its Form 10KSB for the fiscal year ended May 31, 2003 without unreasonable expense and effort due to its inability to finish the required financial statements for the fiscal year with sufficient time for management to review the financial statements and to prepare the management discussion and analysis and to review the filing with its independent accountants.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Edmund King (Name)	213 (Area Code)	745-2000 (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cash Technologies, Inc.

(Name of Registrant as Specified in Charter)

CASH TECHNOLOGIES, INC.

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September 2, 2003                            By  /s/    Edmund King

                                                                               Chief Financial Officer

Additional information and explanation regarding Part IV Response 3.

The Company completed three (5) private offerings of equity securities of $968,878 in gross proceeds during the fiscal year ended May 31, 2003. As a result, the Company expects to reflect the issuance of the equity of this issuance in its financial statements for this period, which were not in existence during the similar fiscal year of 2003. In addition, for the fiscal year ended May 31, 2003 the Company had net revenue of $295,200 as compared to net revenue of $385,977 for the fiscal year of May 31, 2002. At May 31, 2003 its total liabilities were $12,731,815 as compared to $11,639,924 in the corresponding fiscal year of 2002.